PAPP INVESTMENT TRUST

FILED VIA EDGAR

April 4, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Papp Investment Trust
 File Nos. 811-22359

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940 (the "1940 Act"), please find a copy of the Investment Company Bond (the "Bond") for the Papp Investment Trust (the “Trust") under Exhibit 99.1.

Also enclosed is a copy of the resolutions of the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Registrant under Exhibit 99.2.

Premiums for the Bond have been paid for the period beginning February 11, 2011 to February 11, 2012.

If you have any questions about this filing, please contact the undersigned at (513) 587-3418.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary

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